RECEIVED
2008 APR 28 A 8:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

18 April 2008

[redacted]

08002157

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

SUPPL

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
<u>File number:82-3371</u>

Dear Madam/Sir:

In connection with Kobe Steel, Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

"ISSUANCE OF DOMESTIC UNSECURED YEN BONDS"

Thank you for your assistance in handling it as required.

Sincerely yours,

PROCESSED
APR 30 2008
THOMSON REUTERS

斎藤一佐

Kazusa Saito
Finance Department
Kobe Steel, Ltd.

18 April 2008
Yasuo Inubushi
President, Chief Executive Officer &
Representative Director
Kobe Steel, Ltd.
(Tokyo Stock Exchange Code No. 5406)

Contact: Publicity Group
Kobe Steel, Ltd.
Tel: Tokyo 03-5739-6010
Kobe 078-261-4040

ISSUANCE OF DOMESTIC UNSECURED YEN BONDS

Kobe Steel, Ltd. hereby gives notice that it has decided to issue Domestic Unsecured Yen Bonds under the terms as set forth below:

I . Domestic Unsecured Yen Bonds due 24 April 2013

1.	Name:	Kobe Steel, Ltd. Series 49 Unsecured Bonds (Limited Inter-Bond Pari Passu Clause)
2.	Total Amount of Issue:	10 Billion Yen
3.	Denomination of Bond:	100,000,000 Yen each
4.	Interest Rate:	1.29% per annum of the principal of the Bonds
5.	Issue Price:	100% of the principal amount of the Bonds
6.	Redemption Price:	100% of the principal amount of the Bonds
7.	Maturity Date:	To be redeemed in a lump sum on 24 April 2013
8.	Offering Period:	18 April 2008
9.	Closing Date:	24 April 2008
10.	Method of Issue:	Public offering in the domestic market
11.	Date of Payment of Interest on the Bonds:	Semiannually on 24 April and 24 October
12.	Status of the Bonds:	Unsecured by assets or guarantees
13.	Fiscal Agent:	Mizuho Corporate Bank, Ltd.
14.	Underwriters:	Mitsubishi UFJ Securities Co., Ltd. Mizuho Securities Co., Ltd. as the "Joint Lead Managers"

Use of Proceeds: To be applied mainly toward the redemption of bonds

and also repayment of loans

II . Domestic Unsecured Yen Bonds due 24 April 2018

1. Name: Kobe Steel, Ltd.
   Series 50 Unsecured Bonds
   (Limited Inter-Bond Pari Passu Clause)

2. Total Amount of Issue: 10 Billion Yen

3. Denomination of Bond: 100,000,000 Yen each

4. Interest Rate: 1.84% per annum of the principal of the Bonds

5. Issue Price: 100% of the principal amount of the Bonds

6. Redemption Price: 100% of the principal amount of the Bonds

7. Maturity Date: To be redeemed in a lump sum on 24 April 2018

8. Offering Period: 18 April 2008

9. Closing Date: 24 April 2008

10. Method of Issue: Public offering in the domestic market

11. Date of Payment of Interest on the Bonds: Semiannually on 24 April and 24 October

12. Status of the Bonds: Unsecured by assets or guarantees

13. Fiscal Agent: Sumitomo Mitsui Banking Corporation

14. Underwriters: Mitsubishi UFJ Securities Co., Ltd.
    Daiwa Securities SMBC Co.Ltd.
    as the "Joint Lead Managers"

Use of Proceeds: To be applied mainly toward the redemption of bonds

and also repayment of loans

###

END